Exhibit 99.1

Antibe Therapeutics Announces Agreement to Unify Intellectual Property
Ownership

- Amalgamation secures 100% ownership of IP underlying Antibe's pipeline

- Strengthens position in large-market partnering discussions

TORONTO--(BUSINESS WIRE)--May 7, 2021--Antibe Therapeutics Inc. (TSX: ATE, OTCQX: ATBPF) ("Antibe" or the "Company"), a clinical stage company leveraging its hydrogen sulfide platform to develop next-generation safer therapies for a wide range of inflammatory conditions, today announced that the boards of directors of Antibe and Antibe Holdings Inc. ("Holdings") have agreed to combine the companies in an amalgamation transaction pursuant to which shareholders of Holdings will receive common shares of the Company in exchange for their shares of Holdings. This agreement follows negotiations originally announced in December 2020.

"This is a desirable outcome for all parties," commented Dan Legault, Antibe's CEO. "With this agreement, we've unlocked value by providing potential partners and institutional investors with a straightforward, unified IP base for our drugs and platform. We've also extinguished a significant royalty commitment, amounting to 15% of licensing revenues from our pipeline drugs. As we accelerate our partnering efforts for the large markets, we expect this agreement to strengthen our position and expand our options for monetization."

The Company was founded with an exclusive IP license from Holdings to develop and commercialize the Company's pipeline drugs. The license obligated the Company to pay royalties to Holdings on future revenues derived from this IP. Under the terms of the agreement announced today, the Company will acquire full ownership of Holdings' patent portfolio, eliminating the royalty liability on future revenues. The companies will be combined in a three-cornered amalgamation transaction pursuant to which Holdings will amalgamate with a newly-incorporated subsidiary of the Company.

In consideration, the Company will issue an aggregate of approximately 5,872,000 common shares to acquire all of the issued and outstanding shares of Holdings, following which Holdings will cease to exist. These new shares will account for approximately 11.4% of the ownership of Antibe Therapeutics on a post-transaction basis. Shares issued to Company insiders, who collectively own approximately 37.5% of the outstanding shares of Holdings, will be subject to lockup agreements with half of them to be released 120 days after closing and the balance to be released 240 days after closing.

The Company and Holdings have received opinions from independent financial advisory firms that the terms of the amalgamation are fair, from a financial point of view, to the shareholders of the respective companies. The transaction is expected to close on or about May 31, 2021 and is subject to approval by Holdings shareholders. The Toronto Stock Exchange has conditionally approved the issuance of shares by the Company pursuant to the amalgamation, subject to receipt of standard documentation.

About Antibe Therapeutics Inc.

Antibe is leveraging its proprietary hydrogen sulfide platform to develop next-generation safer therapies to address inflammation arising from a wide range of medical conditions. The Company's current pipeline includes three assets that seek to overcome the gastrointestinal ("GI") ulcers and bleeding associated with nonsteroidal anti-inflammatory drugs ("NSAIDs"). Antibe's lead drug, otenaproxesul, is entering Phase III for the treatment of osteoarthritis pain. Additional assets under development include a safer alternative to opioids for peri-operative pain, and a GI-protective alternative to low-dose aspirin. The Company's next target is inflammatory bowel disease ("IBD"), a condition long in need of safer, more effective therapies. Learn more at antibethera.com.

Forward Looking Information

This news release includes certain forward-looking statements, which include, but are not limited to, statements with respect to the proposed amalgamation of a subsidiary of the company with Holdings and the proposed licensing and development of drugs and medical devices. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking, including those identified by the expressions "will", "anticipate", "believe", "plan", "estimate", "expect", "intend", "propose" and similar wording. Forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or achievements to differ materially from those expressed or implied in this news release. Factors that could cause actual results to differ materially from those anticipated in this news release include, but are not limited to, the risk that the proposed amalgamation may not be completed, the Company's inability to secure additional financing and licensing arrangements on reasonable terms, or at all, its inability to execute its business strategy and successfully compete in the market, and risks associated with drug and medical device development generally. Antibe assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those reflected in the forward-looking statements except as required by applicable law.

Contacts

Antibe Therapeutics Inc.

Christina Cameron

VP Investor Relations

+1 416-577-1443

christina@antibethera.com